As filed with the Securities and Exchange Commission on May 30, 2008

Reg. No.  333-148343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
VYTERIS, INC.
(Exact name of registrant as specified in its charter)

NEVADA	84-1394211
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

13-01 POLLITT DRIVE
FAIR LAWN, NEW JERSEY	07410
(Address of principal executive office)	(Zip Code)

(201) 703-2299
(Issuer’s telephone number)

Donald Farley
Chief Executive Officer
Vyteris, Inc.
13-01 Pollitt Drive
Fair Lawn, NJ 07410
(201) 703-2299
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Jolie Kahn, Esq.
61 Broadway, Suite 2820
New York, NY 10006
Fax: (866) 705-3071

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $.001 per share	-	-
Warrants	-	-
Total	$50,000,000 (1)(2)	$5,350

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)
There are being registered hereunder such indeterminate number of shares of common stock and such indeterminate number of warrants to purchase common shares as shall have an aggregate offering price not to exceed $50,000,000.  Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.  The securities registered also include such indeterminate amounts and numbers of common shares as may be issued upon exercise of warrants or pursuant to the anti-dilution provisions of any such securities.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These shares and warrants may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these shares and warrants, and it is not a solicitation of an offer to buy these shares and warrants, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, MAY 30, 2008
PROSPECTUS
VYTERIS, INC.
$50,000,000
Common Stock and Warrants

We may offer and sell from time to time up to $50,000,000 of shares of our common stock and warrants in amounts, at prices and on terms that we will decide at the time of the offering.

We will provide the specific terms of these offers and sales in supplements to this prospectus. This prospectus may not be used to sell common stock and warrants unless accompanied by a prospectus supplement. You should read this prospectus and the supplement carefully before you invest. We may offer common stock and/or warrants directly to investors or through agents, underwriters or dealers. If any agents, underwriters or dealers are involved in the sale of any of our common stock, their names and any applicable purchase prices, fees, commissions or discount arrangements will be set forth in the prospectus supplement.  The supplements to this prospectus will also provide the specific terms of the plan of distribution.

Our common stock is traded on the Over The Counter Bulletin Board under the symbol “VYHN.” On May 15, 2008, the last sale price of our common stock as reported on the Over The Counter Bulletin Board was $ 0.17.

An investment in our shares and warrants involves a high degree of risk. Before purchasing any shares or warrants, you should consider carefully the risks referred to under “Risk Factors” on page 16 in this Prospectus and in the prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 30, 2008

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, the securities described in this prospectus only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares or warrants. You should not assume that the information appearing in this prospectus or any applicable prospectus supplement or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates. Our business, financial condition, results of operation and prospects may have changed since those dates.

Vyteris, Inc. (formerly Vyteris Holdings (Nevada), Inc.) is a Nevada corporation.  The company’s address is 13-01 Pollitt Drive, Fair Lawn, New Jersey 07410, and its telephone number is (201) 703-2299.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement utilizing the “shelf registration” process that we filed with the Securities and Exchange Commission, or the SEC, to permit us to offer and sell the securities described in this prospectus in one or more transactions. The plan of distribution of the shares and warrants is described in this prospectus under the heading “Plan of Distribution.”

As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s web site or at the SEC’s offices described below under the heading “Where You Can Find Additional Information.”

This prospectus provides you with a general description of the shares and warrants we may offer. Each time shares and/or warrants are sold, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the prospectus supplement, together with additional information described in this prospectus under the heading “Where You Can Find More Information.”

You should rely only on the information provided in this prospectus and in the prospectus supplement, including any information incorporated by reference. For more details on information incorporated herein by reference, you should review the discussion contained under the heading “Incorporation of Information Filed With the SEC.” We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus and in the prospectus supplement. We are offering the securities only in jurisdictions where offers are permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate at any date other than the date indicated on the cover page of these documents.

In this prospectus, we sometimes refer to Vyteris, Inc. as “Vyteris” or the “Company”.  References in this prospectus and the prospectus supplement to the “company,” “we,” “us” or “our” refer to Vyteris, unless the context suggests otherwise.

ii

DESCRIPTION OF OUR BUSINESS

Business Overview

Vyteris, Inc. is a biotechnology company primarily focused on research and development of technology relating to the transdermal delivery of drugs.  Currently, we are developing or are prepared to develop systems to transdermally deliver peptide and small molecule drugs.  Our patented Smart Patch technology is positioned to provide a safe and effective method of delivering drugs via a pre-programmed system that can be programmed to accommodate a wide array of drug delivery profiles.  The technology which we are developing has the possibility of administering peptide and small molecule drugs without needles and is being designed to deliver precise amount of the drug, when needed, in a painless, convenient and cost-effective manner.

We have developed and produced the first active transdermal drug delivery system delivering drugs through the skin noninvasively, using low-level electrical energy.  This platform technology can be used to administer certain therapeutics into the bloodstream or to the skin, avoiding metabolism by the liver, and reducing the stomach and gastrointestinal upsets associated with oral drug administration. The system is convenient to use and provides precise dosing and a relatively pain free application— avoiding the major drawbacks of injections and intravenous delivery — and delivers drug doses automatically, minimizing concerns about patient compliance.  We have received approval from the Food and Drug Administration (“FDA”) to commercially launch our first product, LidoSite®— the first active patch system to be approved by the FDA.  We have also recently completed a Phase I clinical trial demonstrating that our patented Smart Patch transdermal technology successfully delivered a peptide molecule in humans (multiple pulse) without the use of needles (noninvasively) in therapeutic levels aimed at the treatment of female infertility.

Due to the limited early commercial success of LidoSite, we reassessed our business model in late December 2007.  Accordingly, we have de-emphasized the LidoSite project and are actively pursuing peptide and small molecule opportunities, such as the infertility application discussed above.

Technology

Overview of Electrotransport, or Active Transdermal Drug Delivery

Our active transdermal drug delivery technology (also referred to as our Smart Patch™ technology) is based on a process known as electrotransport, or more specifically iontophoresis, a process that transports drugs through the skin by applying a low-level electrical current. Our patented technology works by applying a charge to the drug-holding reservoir of the patch. A positive charge is applied to a reservoir where a positively charged drug molecule is held.  Because like-charges repel, the drug molecules are forced out of the drug holding reservoir and into the skin (the same process can occur when a negative charge is applied to a reservoir containing a negatively charged drug molecule).

This process differs significantly from passive transdermal drug delivery which relies on the slow, steady diffusion of drugs through the skin. Passive drug delivery patches have a limited number of applications including: smoking cessation, birth control, hormone replacement therapy, angina and motion sickness, among others.

By contrast, using iontophoresis, certain drugs can be delivered through the skin and deeper into the bloodstream faster and in larger quantities than by passive transdermal patches.  Because of the application of an external form of energy (electrical energy in the form of a charge), this mode of delivery is also called “active transdermal delivery”.  A significantly greater number of drugs can be delivered through active transdermal delivery than through passive transdermal delivery.  Based on our analysis, there are currently in excess of approximately 180 FDA-approved drugs that can be delivered through our active transdermal delivery platform.

Furthermore, because the drug is only delivered when current is being administered, our delivery system is precise, controllable and electronically programmable, thereby enabling active transdermal delivery technology to duplicate the steady or periodic delivery patterns of intravenous infusion.  By controlling the intensity and duration of the charge applied, the Smart Patch controls whether the drug delivery is topical, or whether the delivery is systemic, in which case the drug molecules are pushed deeper into the skin, where they enter the body’s circulatory system directly.  We believe these attributes present a distinct advantage for the administration of many drugs where achieving precisely-controlled levels will greatly improve therapeutic outcomes as well as reduce or eliminate side effects.

Vyteris Product Opportunities

Class of Drug/ Therapeutic Area	Traditional Treatment/Shortcomings	Vyteris Solution
Peptides

Patients and/or healthcare providers have to use a needle to inject/infuse peptide based drugs. The obvious downside of this delivery method is patient acceptance and compliance, limiting most peptide development to indications in which the need to use invasive administration route is not outweighed by associated expenses or inconvenience

Our Smart Patch technology is noninvasive and can be pre-programmed to deliver various therapeutic profiles. As such, it offers an alternative to potentially improving drug performance and increasing patient compliance through more convenient mode of dosing and administration

Female Infertility Treatment	Female patients have to use a needle to inject a hormone multiple times as a part of the treatment regimen.

We are developing a system for noninvasive transdermal delivery of peptides using its proprietary Smart Patch technology.
We have completed a  Phase I trial and are moving towards Phase II trials with  Ferring Pharmaceuticals, Inc. (“Ferring”), a leading pharmaceutical company in women’s health.

Migraine Treatment	Oral therapies can take a long time to become effective and do not provide relief from recurring or rebound migraines.

Our Smart Patch would potentially provide faster relief as compared to oral medications and is likely to be programmable to continuously deliver maintenance medication to prevent rebound or recurrence of migraines.

Pain Management

Traditional NSAID (non-steroidal anti-inflammatory drug) therapies over long periods of usage can result in serious gastrointestinal (“GI”) related side effects including hospitalizations and potentially death.

Our Smart Patch delivery would potentially prevent the side effects associated with traditional NSAIDS.
Topical Anesthetic	Topical anesthetic creams take long time (60-90 minutes) to provide effective anesthesia and do not penetrate deep under the skin	Faster anesthetic effect (10 minutes) and deeper skin penetration has been demonstrated through our FDA-approved LidoSite patch.

Our Approach to Iontophoresis

Our proprietary active transdermal technology is the result of over 15 years of research while being part of Becton, Dickinson and Company (“Becton Dickinson”) and after spin-off from Becton Dickinson in November 2000.  Our goal has been to fully realize the potential of this technology by creating irritation-free, easy to use, wearable, low-cost, and disposable systems that would be specifically designed to improve the administration of certain drugs to address high-value unmet medical needs.

We have developed a proprietary approach encompassing a series of significant improvements to drug formulation and commercial manufacturing.  We used this approach with our first product, LidoSite, and are currently using this approach within peptide drug delivery application.  Many of our innovations center on the way we approach designing and formulating electronically controlled drug delivery patches.  Our patches are pre-filled with the proper dosage of drug during the manufacturing process.  They are designed to be disposable after a single application and are discreet in appearance.  Further, we designed our patches so that they can be quickly and cost-effectively mass-produced using automated systems.

To complement our patch design, we approached the design of electronic controllers with the goal of being small, wearable, simple to operate and programmable to handle simple, as well as complex, drug delivery routines.  The dose controller contains a miniature battery and circuitry, controlling delivery rate, and is capable of recording information on the amount and time of drug delivered. We believe the controllability and programmability offered by our technology are distinct competitive advantages that will enable our products to deliver more consistent and predicable results for a broad range of existing and new drugs.  Using our active transdermal technology, we believe we can potentially create a variety of cost-effective, wearable, drug delivery systems that are discreet and easy to use in both a clinical environment as well as for day-to-day self-medication programs.

Commercialization

Our primary commercialization strategy is to make use of already FDA-approved and marketed drugs with our unique delivery technology by partnering with major pharmaceutical companies on existing drugs and, to a lesser extent, fully developing our own brands.  By working with pre-approved drugs, we will be developing and commercializing new products that can potentially reach the market faster than traditional development of new chemical entities, enabling what we believe to be a high probability of commercial success in improving patient care.

Each market opportunity and potential product will be evaluated for speed to market and size of return to Vyteris and its partners. We have analyzed the clinical potential of over 220 FDA-approved drugs that can be delivered through our active transdermal patch technology — in particular looking for high-value market sectors where patents for major FDA-approved drugs are scheduled to expire in the near future. Our algorithms, and our filter for high growth potential, high profitability and low-risk opportunities, will allow us to primarily pursue the development of other peptides and small molecules while, to a lesser extent, continue to seek out licensing or other opportunities for LidoSite.

Active Transdermal Drug Delivery Applications - Products in Development

Peptide and Small Molecule Delivery Opportunities

Recent innovations in the biotechnology industry have led to a significant increase in the number of protein and peptide therapeutics available.  The fastest growing sector in the healthcare industry today is the biotechnology sector with over $50 billion dollars in sales annually world wide and growing at over 10 percent each year “Protein Drug Delivery: penetrating a growth market” – Datamonitor – 03/2005.  Due to this high growth potential, Vyteris plans to apply its proprietary Smart Patch technology to expand its presence in the delivery of peptides.

Proteins and peptides are typically digested by the GI, system, and if delivered orally, usually do not achieve therapeutically acceptable levels of bioavailability before being digested.  Currently, the most common method for protein and peptide-based drug delivery is by injection. There are obvious disadvantages to this delivery method, including patient acceptance and compliance in part due to the pain normally associated with injection, limiting most peptide development to indications in which the need to use this invasive administration route is not outweighed by associated expenses or inconvenience. Our Smart Patch technology is noninvasive and can be pre-programmed to deliver various therapeutic profiles. As such, it offers an attractive alternative to potentially improving drug performance, and increasing patient compliance through a more convenient mode of dosing and administration.

Our patented Smart Patch technology is positioned to provide a safe and effective method of delivering drugs via a pre-programmed system that can be programmed to accommodate a wide array of drug delivery profiles.  Up until now, almost all peptide and protein based therapeutics had to be delivered using an invasive method,  i.e.: using injections or infusion pumps. Many patients need to undergo multiple injection - based or pump - based protocols for their therapy. These therapies result in added burden for the healthcare system and are inconvenient for patients.  The technology which we are developing has the possibility of administering the peptide without needles and is being designed to deliver precise amount of the peptide, when needed, in a painless, convenient and cost-effective manner.

Our Smart Patch technology uses an integrated circuit to control a small amount of current that delivers drugs through the skin. This process is called iontophoresis.  The two-component system employs a transdermal patch containing the pre-filled drug and a small battery-powered controller that precisely controls the rate and amount of drug released from the patch.  The level of control is intended to mimic an injection or an infusion pump delivery without the needles.

Our Smart Patch technology has several advantages, which positions it in a unique manner for effective delivery of peptides and other small molecules. The Smart Patch technology is truly noninvasive as it does not require the use of needles for injections. With regard to work completed on our infertility program, the Smart Patch technology has demonstrated that it can deliver a peptide with a complex delivery profile. The technology allows precise control of dosing and ability to program various drug delivery profiles ranging from simple bolus injection, to maintenance dosing, pulsatile dosing, and on-demand bolus dosing. The noninvasive nature of this therapy will potentially help improve patient compliance and has the potential to reduce needle stick injuries associated with needle-based injection therapies.

In addition, the biopharmaceutical industry is increasingly looking for new ways to create higher value pipelines through highly differentiated therapeutics, to lower development risk for lead candidates entering the clinic, and to reduce product development time and cost. Innovative drug delivery technologies are emerging as a key component of the pharmaceutical development process by allowing companies to create superior therapies, as well as extend pharmaceutical product and patent life. Our proprietary Smart Patch technology is able to offer such solutions. We have developed a portfolio of patents and expanded our know-how in developing formulations for peptides and other small molecules to deliver them using iontophoresis. In addition, the peptides being targeted for development are FDA approved molecules thereby reducing the risk of development, since safety and efficacy of those molecules have already been established in other dosage forms (i.e.: injections).

The recent commercial and clinical success of alternative drug delivery methods, such as Smart Patch technology (as demonstrated through the FDA approval of the first active patch product LidoSite), suggests that biopharmaceutical companies may benefit from evaluating the potential of these enabling technologies even earlier in the drug development process. Of course, the Smart Patch technology does have its limitations.  For example, on its own, the technology can deliver only drugs of a molecular size up to 12,000 Daltons. There exist a considerable number of peptides with molecular weight lower than 12,000 Daltons, thereby providing ample opportunity for the Smart Patch technology to provide effective therapeutic solutions.  The opportunity for peptide delivery can be expanded by integrating the Smart Patch technology with other skin-impairment technologies, thereby allowing delivery of even larger peptides. Vyteris plans to demonstrate the feasibility of delivering other peptides and partnering with medium to large pharmaceutical and biopharmaceutical companies. One such area of peptide delivery, where Vyteris already has an active development program is in the treatment of female infertility.

Female Infertility

We have partnered with Ferring for the development of an innovative product to treat female infertility. The product under development mimics the female body's natural rhythms, a characteristic important in the delivery of therapeutics for the treatment of infertility. To be effective, medication must be delivered in multiple daily doses for up to 21 days during a woman's 28-day cycle. Many patients currently need to undergo multiple injection-based protocols for ovulation induction. The product, being co-developed by Vyteris and Ferring, would make it possible to administer the peptide without needles, and is being designed to deliver multiple transdermal pulses automatically, around the clock, in a painless, convenient and cost-effective manner, possibly with as little as two 12-hour patches per day.  In addition to this less painful therapy, there are also potential benefits that would possibly reduce the likelihood of multiple births.

According to a 2005 study from Business Communications Company, Inc., the total U.S. market for the treatment of women’s infertility was $6.5 billion in 2004 and is expected to grow to $9.8 billion in 2009. We have already completed pre-clinical testing of this product and have demonstrated the feasibility of delivering multiple infusions of this hormone via iontophoresis through in vivo animal studies.  Our data demonstrates we can achieve blood hormone levels using pulsed iontophoretic delivery comparable to that achieved by multiple injections.

In September 2004, we entered into a license and development agreement and a supply agreement with Ferring for this infertility product.  The principal terms of the agreement call for, among other things, Ferring and Vyteris to share the development costs, for Ferring to pay for the costs of the clinical trials and regulatory filings, for Ferring to make milestone payments to us, for Ferring to pay us a royalty based on sales and for Ferring to pay us a transfer price for manufacturing the product.

The remaining steps before marketing approval of this product include the successful completion of Phase I, Phase II and Phase III clinical trials.  We estimate total development and commercial release of the product will take at least 24 to 36 months to complete based on current project plans.

The principal terms of our development and marketing agreement and a supply agreement with Ferring are as follows:

•
We are responsible for a portion of product development activities through Phase I. Product development activities include all activities associated with the design, engineering and laboratory testing of the physical product and its manufacturing processes, including hardware, software, materials, components, specifications, procedures and manufacturing equipment;

•	Ferring is obligated to reimburse us for 50 percent of our product development costs, provided such costs do not exceed 110 percent of the amount budgeted;

•	Ferring is responsible for all regulatory filings;

•
Ferring is responsible for the conduct of, and cost of, clinical trials. Clinical trials include experimental testing of the product on humans in a clinical environment according to FDA guidelines to demonstrate safety and efficacy and ultimately gain FDA approval. This includes all activities associated with design of the experimental trials, selecting the test centers, personnel costs associated with carrying out the trials, acquisition and analysis of data from the trials, and presentation or publication of the data in a format suitable for submission to the FDA; and

•
Ferring is obligated to pay up to $9.0 million on the occurrence of certain events during the term of the agreements. Through December 31, 2007, Ferring has made $0.5 million of such milestone payments to us, and we cannot gauge what, if any, of the rest of the payments or royalties we will receive.

Feasibility Studies

Migraine Treatment

Another key area with high potential for use of Smart Patch technology is in the treatment of migraines.  This is a highly attractive market segment, worth over $3 billion per year (“Migraine Market: Trexima Approval Delays Benefits Generic Triptan”, RedOrbit NEWS, published March 29, 2007), where major market leaders face imminent patent expirations.

The treatment of migraine requires rapid onset of medication.  A class of compounds known as “triptans” is currently considered the best treatment.  We believe a significant market opportunity exists to improve the efficacy of triptan therapy for migraines by changing the method by which triptans are administered.  Taken orally, triptans often fail to deliver sufficient quantities of medication in the short time frame required to optimally treat migraine onset.  Further, they often fail to prevent the second episode, known as recurrence, which many migraine patients suffer within 12 to 18 hours after a first attack.

We have demonstrated in a Phase I study that our proprietary active transdermal delivery technology can be used to provide controlled delivery of zolmitriptan, a leading migraine medication, in humans.  Pending availability of sufficient funds, our intent is to complete the necessary trials and obtain FDA approval to launch zolmitriptan in a Smart Patch, about the time it loses patent protection in 2012.

Our active patch technology can be pre-programmed for rapid delivery — in as little as 15 minutes to achieve therapeutic levels — followed by a sustained maintenance dose that may prevent recurrence. If our Smart Patch technology is applied in this area, this customizable drug delivery could offer tremendous advantages in the treatment of migraine, and could improve patient satisfaction and patient compliance. This method of drug delivery represents a unique and significantly improved therapy and we believe it could be a potentially effective way of treating migraine headaches and preventing recurring migraine headaches.

Pain Management Treatment

A key area with opportunities to partner with pharmaceutical companies is in pain management, specifically the non-steroidal anti-inflammatory drug (“NSAID”) sector, which falls in line with our strategy of pursuing high probability, low-risk opportunities leading to better patient care.  The NSAID market today is potentially worth $6 billion (see “Celebrex sales plunge 40 percent”, CNN Money.com, June 29, 2005) although the recent withdrawal of COX-2 inhibitor products because of safety issues has led to a 49 percent decline, or a $3 billion immediate market opportunity (see “Celebrex sales plunge 40 percent”, CNN Money.com, June 29, 2005).

NSAIDs have made a dramatic contribution to pain management, but their extensive use has also documented a problematic safety profile, due to GI side effects associated with extended use or over dosing of the drugs.  In the United States alone, more than 200,000 hospitalizations are attributed to NSAID use, and more than 16,000 deaths a year are attributed to NSAID use (“Easing the Pain of Exercise”, HealthScout, July 22, 2003); a higher number than those patients who die from AIDS or HIV infection.  There is a significant market opportunity for a drug delivery system minimizing GI side affects associated with oral NSAIDs.

The Vyteris Smart Patch delivery system could bypass the GI tract minimizing the GI side effects associated with oral NSAIDS, and could circumvent a major disadvantage of these commonly used medications. We believe that if applied to NSAIDs, the controlled drug delivery profile from our active patch could also curtail overdosing of these drugs.

In December 2006, the FDA proposed new stricter safety warnings for over-the-counter pain relievers used by millions of Americans. These new labels warn of the potential for severe liver damage with the use of acetaminophen, a common pain reliever contained in products such as Tylenol. Warnings have also been placed on other NSAID painkillers, including ibuprofen, aspirin, and naproxen, cautioning of a risk of gastrointestinal bleeding with overuse. Many nonprescription drugs already carry similar warnings. FDA officials are seeking to make the alerts more visible and specific, after recent reports suggesting that injury related to common pain relievers -- while uncommon -- is more prevalent than previously thought.

Large Pharmaceutical Partners - Extended Patent Protection

Pharmaceutical companies today face the tough realities of dwindling product pipelines. They have been forced to embrace better management of product life cycles. Innovative drug delivery can greatly extend product life and patent protection for their current portfolio of drugs. Our innovative transdermal drug delivery technology could supplement product maximization strategies.  A $5 billion product can lose up to 75 to 80 percent of its market share (and margin) within weeks of going off patent. With such enormous commercial value in every percentage point, pharmaceutical companies fight for every month of additional patent protection.  We believe Vyteris and its Smart Patch technology can extend the patent life of a drug by up to 10 additional years, making it an attractive partner.

Our goal is to exploit our proprietary technology through the development and commercial introduction of a number of successful products incorporating pharmaceuticals into our drug delivery systems.  Our business strategy is to identify unmet medical needs, define products addressing those needs, evaluate the market potential of the defined products, develop such products through an appropriate clinical stage, partner with strong marketing companies, complete the development of such products in collaboration with our partners, manufacture such products, and commercially launch such products through our marketing partners.

We will focus our efforts to apply our platform technology in therapeutic areas where our approach to drug delivery can substantially improve a drug therapy, offering advantages over existing methods of delivering the same drug.  We intend to partner with pharmaceutical and other healthcare companies who are market leaders in specific therapeutic areas and can provide immediate market access and financial support during the later stages of clinical studies.  Currently, we are focused on FDA-approved drugs, thereby reducing clinical risks and eliminating certain costly and time consuming pre-clinical and clinical studies; shortening time to approval and materially reducing costs.

Our drug delivery technology cannot be applied to all drug compounds.  We have screened approximately 220  drug compounds to ascertain if our drug delivery technology is applicable.  The amount of drug required to be delivered to be effective, the size of the drug compound’s molecule and the electrical charge of the drug compound, are the key determinants in establishing applicability.  We are focusing our development efforts on drugs within this group targeting large potential markets for which our technology may offer significant therapeutic, economic or lifestyle advantages over existing drug delivery methods.

Our key business strategy is to enter into arrangements with strategic partners for the development, marketing, sales and distribution of our future products.  We expect our strategic partners will finance some of our research and development expenses, finance the clinical trials and finance the costs of marketing, sales and distribution.  In addition, we expect that our strategic partners will pay us a royalty on sales of the products and a transfer price on delivery of the manufactured products.

Our “Proof of Concept” Commercial Case - LidoSite Topical Anesthetic System

As discussed above, due to the limited early commercial success of LidoSite, we reassessed our business model in late December 2007.  Accordingly, we have de-emphasized the LidoSite project and are actively pursuing peptide and small molecule opportunities.  However, despite the limited commercial success and resulting de-emphasis, the LidoSite project has proven to be a valuable exercise for us as we have been able to commercially prove the concept of topical delivery of drugs through iontophoresis.

Clinical Need

Currently, the principal means of administering local dermal anesthesia, such as lidocaine, is by needle injection, which is fast, effective and long lasting. However, lidocaine injection, although widely-used for adult dermatological procedures, such as skin biopsy, and prior to the placement of large-bore hypodermic needles, such as for spinal punctures, is rarely used in children for the many routine needle-sticks associated with blood draws, intravenous catheter insertions and immunization.  According to a recent study by TVG, Inc., on an annual basis, more than 30 million American adults and 10 million children over the age of five suffer from high discomfort or exhibit needle-phobic behavior when faced with getting a blood draw or injection, with the overwhelming majority citing "pain" as the component most feared. Clinically known as blenophobia, the condition is defined as a fear of needles, and includes the fear of pain felt and high discomfort during injections and blood draws.

In attempting to numb the skin prior to needle-stick procedures, clinicians have used or recommended that patients use local anesthesia products based on passive transdermal technology, such as patches and creams.  Such products have experienced some commercial success but have significant drawbacks because they are very slow to take effect, anywhere between 60 to 90 minutes, and achieve limited depth of anesthesia.

The unmet clinical need for an alternative to lidocaine injection is evidenced by the market acceptance of a topically applied lidocaine cream, EMLA®, marketed by AstraZeneca.  EMLA was introduced in 1997.  According to IMS, sales of EMLA have increased each year since its introduction and approached $80 million in 2002.  According to the Journal of the American Academy of Dermatology, EMLA takes 60 to 90 minutes to achieve anesthesia.  Despite this, EMLA has gained widespread acceptance as an alternative to lidocaine injection, especially in pediatric hospitals and clinics.  Even when EMLA is given enough time to become effective, that is, 60 to 90 minutes, anesthesia is limited to a depth of two to three millimeters.

Vyteris Product Solution

The first key area targeted with our Smart Patch Technology, and our “proof in concept” case, has been primarily needle stick pain with a secondary focus on the areas of dermatology, rheumatology and oncology procedures.  On May 6, 2004, we received approval from the FDA to commercially launch our first product, LidoSite.  LidoSite is a topical delivery system indicated for use on normal intact skin to provide local anesthesia prior to needle stick procedures such as venipunctures (blood draws), injections and intravenous therapies for arthritis and oncology patients as well as superficial dermatological procedures.  Our LidoSite product uses our technology to achieve rapid, deep local anesthesia prior to these procedures.

Our LidoSite product delivers lidocaine, a local anesthetic, along with a small quantity of epinephrine, a drug that helps lidocaine work faster and last longer by accelerating the onset of anesthesia and extending the duration of pain reduction. The system consists of a patch that adheres to the skin and contains the pre-filled medication and a small reusable battery-powered dose controller that connects to the patch. Placebo-controlled clinical studies have shown that use of our LidoSite product significantly reduces the pain of both pediatric and adult needle-stick procedures, including blood draws and catheter insertions into a vein, as well as other skin incision or puncture procedures.

Our LidoSite product has substantial advantages over other local anesthesia products available on the market.  Clinical trials have shown that our LidoSite product:

•	works faster, taking as little as 10 minutes to become effective;

•	provides deeper anesthesia in the skin of anywhere from six to 10 mm; and

•	is better suited for applications in the clinic, where time and staff productivity are important.

Applications

Physician office, hospitals, and commercial diagnostic laboratories - We have attempted to fuel near-term growth by marketing LidoSite to physician offices, hospitals, and commercial diagnostic laboratory markets in certain regional-metro markets.  Due to unanticipated market factors continued cost containment in reimbursement rates, and limited capital funding, the success of these efforts has been limited in the primary care market although specialty markets have shown better potential.  Due to the limited early commercial success of LidoSite, we reassessed our business model in late December 2007.  Accordingly, we have de-emphasized the LidoSite project

Rheumatology - A possible significant market opportunity for LidoSite lies in the rheumatoid arthritis sector. TNF inhibitors like Enbrel® and Humira™, used to treat rheumatoid arthritis, are only available as injections.  Over 200,000 prescriptions are written each month, leading to 20 million injections per year, making this a $6 billion market segment. This therapeutic category focuses on relieving pain, yet for many patients the necessity of multiple injections makes the cure almost as painful as the disease itself. LidoSite could be used for pain relief prior to these injections.

Dermatology - With the increasing use of elective skin procedures, in addition to traditional in-patient procedures, dermatologist offices represent a significant market opportunity for our LidoSite active transdermal delivery for a faster onset of action when compared to current office therapies, as well as to quell the fear of blenophobic patients.

Oncology - Oncology is another fast growing segment within the pharmaceutical industry, where several new injectable medications are coming into the marketplace each year. The injection treatments in oncology require multiple visits by the patient to the treatment center. LidoSite use prior to those chemotherapy injections can help reduce pain and provide a better chemotherapy experience for the patients.

Production

Production has effectively been halted as given the current level of demand for LidoSite, we expect that current quantities of available product available shall exceed demand for the next 24 to 36 months. We have determined to not take delivery on previously ordered manufacturing equipment as we currently do not have sufficient capital to execute our previously determined manufacturing capacity expansion plans and, given the redirection towards our peptide / infertility application, we will not require such capacity for 24 to 36 months.

Our Strategy

To achieve our objectives, we plan to implement the following business strategy:

•
Apply our drug delivery technology to specific therapies where it can improve delivery and efficacy while reducing side effects.  We plan to use our proprietary technology to create products that provide fundamental improvements in therapy, greatly improving drug efficacy, eliminating side effects and reducing patient discomfort and inconvenience, thereby improving compliance and lowering healthcare costs.

We believe our patented platform drug delivery technology is applicable to a broad range of peptides and small molecule pharmaceuticals.  Our goal is to use our technology to develop pharmaceutical products that are programmable, noninvasive, safe and effective, as well as offer consistent, predictable and reproducible results.

We intend to develop pharmaceutical products based on FDA-approved drugs that can substantially improve the therapeutic value of drugs currently delivered by oral means, injection, infusion or other means; expand market penetration for existing therapeutics currently delivered by oral means, injection, infusion or other routes; extend existing patent protection or offer new patent protection, providing important competitive advantages to our strategic partners and ourselves; and enable the commercialization of drugs or therapies that cannot be effectively administered through other drug delivery methods.

•
Reduce development risk and costs by focusing on approved drugs.  We plan to focus on drugs with proven safety and efficacy and approved for marketing by the FDA, but which have certain limitations in their existing delivery forms.  We believe working primarily with drugs with demonstrated safety and efficacy reduces our technical risks and development costs, allowing us to bring new products to market faster.

•
Retain control of product development.  In most cases, we plan to develop products through at least proof of concept in humans before strategic partnering, thereby establishing more value for our products.  We believe this puts us in a stronger position to negotiate marketing agreements with prospective partners providing more value to us.  We also plan to retain control of product development after partnering through to commercial introduction.  By retaining control of product development we believe we will be able to retain a more significant share of product revenues.

•
Develop marketing arrangements with leaders in specific therapeutic areas.  We will seek marketing and late stage development partnerships with pharmaceutical companies that can provide established, significant market access as well as finance late stage clinical trials.  Generally, we will expect our partners to handle sales, marketing and distribution while we retain manufacturing responsibility.

•
Concentrate on therapeutic areas with large markets.  We intend to focus on areas where we believe the U.S. market potential for each of our products is at least $200 million annually and more than $300 million on a worldwide basis. By the use of the term “market potential”, we are referring to the dollar amount we believe consumers would be willing to spend for safe and effective products focused on a specific need.  We intend to target highly profitable applications of our technology where we believe we can materially increase, or even create, the market.

•
Extend the application of our technology.  We intend to continue to further the development of our technology, through university collaborations and licensing and technology collaborations, to extend the ability of our technology to deliver larger molecules, and other high-value applications.  We intend to continue to seek patent protection in the U.S. and elsewhere for our technological advances.

Clinical Studies

Infertility/Peptide Application

We recently completed a late Phase I clinical trial demonstrating that our patented Smart Patch transdermal technology successfully delivered a peptide molecule in humans (multiple pulse) without the use of needles (noninvasively) in therapeutic levels aimed at the treatment of female infertility.

The study results showed that therapeutic levels of the peptide in humans are achievable without the use of injections or infusion pumps. The clinical trial was conducted in the U.S. with 30 healthy volunteers under an investigational new drug application (IND). Specific technical data will undergo peer review for future disclosure.

In the Phase I clinical trial, a pulse profile controlled the transdermal delivery of the peptide from patches loaded with different concentrations of the peptide. The amounts of peptide delivered using the patch were comparable or higher than with subcutaneous (subQ) injection. The study used different formulations within our patch that were compared with subQ delivery of the peptide. No unexpected adverse side effects were observed in any of the trial participants.

LidoSite

We have received FDA approval for the sale of our LidoSite product in the United States.  Prior to receiving FDA approval, LidoSite underwent extensive clinical and laboratory testing, culminating in the completion of Phase III clinical studies in the fourth quarter of 2001.  Those Phase III clinical studies involved 15 sites within the U.S. and over 1,000 human applications of our system, testing various aspects such as safety, wearability, pain sensation and reliability.  Under the appropriate Investigative New Drug provision of the Food, Drug and Cosmetic Act, we conducted the following studies of our lidocaine system in humans.

Phase I Clinical Studies.

Phase I clinical studies were initiated as early as 1995 and consisted of several series focused on:

•	finalizing the design of the system;

•	seeing how deep the numbness goes;

•	looking at the amount of drug that gets into the blood stream;

•	determining if it matters where you place the patch on the body;

•	making sure the lidocaine that is administered does not contaminate the blood samples that are drawn from the site where the patch was on the skin; and

•	comparing the performance of the patch to EMLA lidocaine cream.

Phase II Clinical Studies.

One study of 48 pediatric, i.e., patients 5-18 years old, was conducted in a major mid-west children's hospital to measure the pain sensation, or lack thereof, associated with actual clinical use of our lidocaine system.  The participants were patients that needed to have a needle placed through their skin and into a vein because of the need to draw blood or the need to insert an intravenous catheter for infusion of IV medication.  During these studies, which were randomized and placebo-controlled, clinical investigators noted pain scores during needle penetration.  From these studies, we were able to conclude that the system could be used easily on these patients and a statistically significant pain reduction was noted over the placebo patches.

Phase III Clinical Studies.

We conducted four Phase III clinical studies to demonstrate the efficacy and safety of our lidocaine delivery system when used for local dermal anesthesia on intact skin.  These large-scale studies consisted of two studies involving puncture of the skin by needles and two dermatological studies involving minor incisions of the skin or the use of lasers to treat skin conditions. In all, over 650 patients were evaluated in the four studies.  The two large-scale studies consisted of a double-blind evaluation of our lidocaine delivery system in pediatric patients, ages 5 to 17, and a double-blind evaluation of the system in adult patients.  In children aged 5 to 17 as well as adults, the study results demonstrated that those treated with our lidocaine delivery system reported significantly less pain than subjects treated with a placebo system. When we refer to a “double-blind evaluation,” we are referring to a testing procedure in which both the patients and the administrators were unaware of which patients were receiving placebos and which patients were using our lidocaine system.

Phase IV Clinical Studies.

During the fall of 2006, Vyteris conducted a Phase IV clinical study to assess the feasibility and acceptance of LidoSite Topical System for use as a topical anesthetic system by practicing rheumatologists, prior to injection procedures in their offices. The study, involved six study sites and 14 physicians, and followed 63 patients over the course of two routine injections of hyaluronic acid for the treatment of osteoarthritis. During the first treatment, patients either received no local anesthesia or an alternate local anesthesia prior to cannulation or needle puncture. During the second treatment, patients received the LidoSite system, comprised of the LidoSite Patch and the LidoSite Controller. In the study more than 73 percent of the subjects preferred LidoSite to the treatment used during their first visit. Additionally, the majority of rheumatology physicians surveyed were satisfied with LidoSite, compared to other available treatment options, such as ethyl chloride, lidocaine injections or fluormethane spray.  In the study more than half the rheumatology physicians surveyed found LidoSite exceeded their expectations with regard to positively impacting their patient's experience. Overall, the majority of physicians in the study were satisfied with the LidoSite Topical System in its ease of use and conformity to standard office practices. Unlike topical anesthetic creams typically used in today's healthcare settings to address needlestick pain, the LidoSite System delivers numbing medication to the procedure site quickly and effectively after a 10 minute application. Topical anesthetic creams usually take up to an hour for full anesthetic benefit.

Regulatory status of our LidoSite product

Our LidoSite product is considered a “combination” product by the FDA, as it consists of a drug-filled patch and a device, our controller.  For a combination product, approval by the FDA requires that a New Drug Application (“NDA”) and a 510(k) notification be submitted to the FDA.  In addition, an acceptable Pre-approval Inspection, or PAI, of our facility, quality systems and data documentation by the FDA was required.  In May 2004, we received approval from the FDA to commercially launch our LidoSite  product in the United States.

Sales, Marketing and Distribution

While we have been able to demonstrate some limited success with our commercialization of LidoSite, the results have not been as significant as originally anticipated.  In addition, the recent success related to the Phase I trial for delivering an infertility peptide has provided us with alternative growth opportunities.  Therefore, we have redirected our focus toward the potential use of Smart Patch technology as an effective method for peptide delivery.  Given the need to complete these Phase I and further Phase II and Phase III trials for this infertility drug, we are also redirecting the majority of our capital spending towards this effort.  We will, however, continue to support current LidoSite demand but will not continue to expend significant resources on its commercial sales, marketing and distribution efforts.  As a result, we have significantly reduced our workforce and variable costs that were either solely or partially dedicated to the support of LidoSite.

Competition

Any existing or future products, which we may develop, will likely compete with both conventional drug delivery methods and advanced drug delivery methods.

Conventional Drug Delivery Methods

Traditionally, the pharmaceutical industry has relied on oral delivery and injection as the primary methods of administering drugs:

•
Conventional Oral Method.  Conventional, oral drug dosage forms, such as pills and capsules, are the most common types of drug delivery.  Oral drug delivery methods are easy to administer, but their efficacy can be limited because drugs must first pass through the digestive system and liver before being absorbed into the bloodstream.  Orally delivered drug dosages must, therefore, be large to overcome the degradation that occurs in the gastrointestinal tract and liver.  As a result, conventional oral dosage forms often produce higher initial drug levels than are required to achieve the desired therapeutic effects, thereby increasing the risk of side effects, some of which can be serious.  Also, it is difficult to maintain therapeutically optimal drug levels using oral drug delivery methods.  Further, oral drug delivery methods can require patients to follow inconvenient dosing routines, which may diminish patient compliance with self-medication schedules.

•
Injection Methods.  Injectable drug dosage forms generally provide rapid onset of therapeutic action and offer many of the same advantages as conventional oral drug dosage methods.  Injectable drug delivery methods use needles, raising the possibility of needle-stick injuries, as well as the risk of infection to the caregiver and the patient.  The use of needles also increases patient anxiety due to the pain of injection.  Further, patients often find self-injectable therapies unpleasant.  As a result, injected drugs for many chronic and subchronic diseases meet with varying degrees of patient acceptance and compliance with the prescribed regimens, which can lead to increased incidence of medical complications and potentially higher disease management costs.  In addition, some elderly, infirm or pediatric patients cannot administer their own injections and require assistance, thereby increasing both the inconvenience to these patients and the cost of therapy.

Advanced Drug Delivery Technologies

The limitations of conventional forms of drug delivery, such as oral and injection methods, have driven demand for advanced drug delivery alternatives that are safer, more effective and more convenient.  Advanced drug delivery technologies have improved oral and injection methods as well as offering new means of administering drugs, such as through the skin and the respiratory system.  Advanced drug delivery technologies include sustained release pills and injectables, passive transdermal patches and infusion pumps, as well as pulmonary, nasal, intravaginal and opththalmic methods.  In some cases, these technologies offer better control over the release of drugs into the bloodstream, thereby improving therapeutic efficacy and reducing side effects and risks.  In other cases, advanced drug delivery technologies make therapies easier to administer and support more complex therapeutic regimens.  Innovative drug delivery technologies can offer many advantages over traditional methods, including ease of use and administration, greater control of drug concentration in the blood, improved safety and efficacy, improved patient compliance, expanded indications for certain therapies, and totally new therapies using drugs that cannot be delivered otherwise.

The following is an overview of advanced drug delivery technologies and other alternative methods that could be direct or indirect competitors of our LidoSite  product and any of our potential future products:

•
Sustained release oral dosage forms are designed to release the active ingredients of the drug into the body at either a predetermined point in time or at a predetermined rate over an extended period of time, generally do not work fast and may be partially destroyed by the liver and stomach before they get into the blood stream.

•
Passive transdermal patches allow absorption of drugs through the skin and generally provide a convenient method of administering drugs at a steady rate over an extended period of time, but onset of action may take hours after application, and absorption of the drug may continue for hours after the patch is removed, which can increase side effects.  Additionally, because human skin is an effective barrier, most drug formulations will not passively permeate the skin in therapeutic quantities.  There is also an element of variability associated with passive transdermal systems due to variations in skin characteristics.

•
Sustained release injectable preparations allow conventional injectable drugs to be incorporated into a biodegradable material that is then injected and absorbed slowly into the surrounding tissue.  These preparations reduce the frequency of injections by creating a small “depot” of the drug beneath the skin that is slowly absorbed by the body, thus increasing the interval between injections.  They can turn a conventional once-a-day injection into a once weekly or even longer regimen.

•
Continuous infusion pumps are small implantable or externally-worn battery-powered pumps that introduce drugs directly into the body, using a needle or catheter inserted into tissue just below the skin or directly into the blood stream or spinal space.  They use conventional drugs, and provide rapid onset of action as well as sustained or programmed delivery of medication.  These are costly, complex electromechanical devices reserved mostly for treatment of chronic conditions such as the delivery of insulin for certain diabetes patients and for chronic intractable pain management for the treatment of certain forms of spasticity.

•
Pulmonary and nasal methods are designed to provide fast action or to deliver drugs that are destroyed by the gastro-intestinal tract.  Variations in a user's respiratory tract, often brought on by everyday occurrences such as a cold, infection or even changes in climate, can markedly affect the amount of drug inhaled from each spray. Nasal sprays can also cause irritation in some patients and usually it is not possible to adjust the amount of dose delivered in each sniff or spray.  In addition, the patient cannot control dosage over a period of time, and patients and caregivers may have difficulty maintaining desired therapeutic effects.

•
Transmucosal technology enables drugs to be delivered through the body’s mucosal surfaces.  There are four means by which drugs can be delivered in this fashion: orally, nasally, rectally and vaginally.  In limited situations, drug absorption through mucosal surfaces is effective because mucosal tissue is usually rich in blood supply, providing the means for rapid drug transport to the systemic circulation.

•
Jet injection drug delivery technology uses stored mechanical energy from either a spring or compressed gas cylinder to ballistically deliver a liquid or powder through the skin without a needle.  Liquid jet injection has been used for many years with minimal success.  A new technology allows the administration of small amounts of drugs in dry powder form through the skin using a specially engineered device, which propels the drug using a high-powered jet of helium gas.  The gas accelerates the dry drug particles, enabling penetration of the skin.

Competition for our drug delivery products may come from any of these technologies.

The attractiveness of the local anesthesia market has compelled new entrants to challenge EMLA’s market share and expand the market still further.  One company, Iomed, Inc., offers an iontophoretic lidocaine delivery system into the market that is faster-acting than EMLA.  However, we believe that Iomed’s product, marketed under the label Numby Stuff®, is complex and difficult to administer.  Numby Stuff uses two separate, large electrode patches: a drug patch and a grounding patch.  The drug patch does not come pre-filled with the drug; rather, it must be saturated with a specific liquid formula of lidocaine called Iontocaine®, which is drawn from a vial prior to use.  Both electrode patches in the Numby Stuff system must then be manually connected to the power supply/controller using “alligator” clip wires.  The electronic controller is a benchtop model that is manually controlled by a nurse or doctor and cannot be conveniently worn by the patient.

A number of other advanced local anesthesia products are currently or potentially under development.  AlgoRx Pharmaceuticals, Inc., for example, is developing a jet injection lidocaine delivery system that will use a high-power jet of gas to propel a powder formulation of the drug through the skin and ZARS, Inc., has announced it has developed and received FDA approval for a local anesthetic patch that uses their CHADD™ (Controlled Heat-Assisted Drug Delivery) technology.  Other companies, such as Empi, Inc. and Life-Tech, Inc., have also developed iontophoretic systems similar to Iomed’s Numby Stuff, but their systems are currently used with drugs other than lidocaine.  We believe that the growing interest in local anesthesia products, despite their clinical limitations, is a positive indication of the healthcare industry’s strong desire for an effective, noninvasive, local dermal anesthetic.

Alza Corporation, a Johnson & Johnson subsidiary, with its E-TRANS® system, is the only other company known to have developed pre-filled iontophoresis technology.  Alza has chosen a very different application, delivery of an opiate-based product for systemic pain management, for its first product.  Alza received approval of its IONSYSTM NDA in the summer of 2006 from the FDA.  This approval further validates the potential value and utility of iontophoretic drug delivery, making this class of technology more attractive to the pharmaceutical and health-care industries. Once the IONSYS product based on the E-TRANS system is launched as a commercial product, we believe our platform technology can compete effectively against the E-Trans technology, because we believe we will offer our commercialization partners a lower cost system, since our product does not contain the expensive electronics contained in the Alza patches,  and because we and Alza are addressing very different therapeutic applications. The Alza system was developed to treat pain associated with major surgery and cannot be used as a dermal anesthetic.  We also believe that because Alza has incorporated the electronics into each patch, the added complexity of the product necessitates product development cycles for new applications that are significantly longer than those required by our system.

Travanti Pharma, Inc., formerly Birch Point Medical, Inc., a development stage company, developed a single use iontophoretic system called IontoPatch™, aimed at the physical therapy market.  We believe that the IontoPatch product is not FDA-approved for any specific therapeutic indication and is not pre-filled with medication.

Becton Dickinson is engaged in developing alternative drug delivery technologies and we may compete in the future with alternative technologies developed or acquired by Becton Dickinson. Under the “Transaction Agreement” that we entered into with Becton Dickinson dated November 10, 2000, Becton Dickinson was prohibited from competing directly with us in the field of active transdermal drug delivery technology (iontophoresis) for a five year period ending in November 2005. Becton Dickinson has developed drug delivery technology employing “micro-needles,” tiny needles that deliver compounds into the first few hundred microns of the skin.  This technology, which has not yet been commercialized, may compete directly with our current technology.  We do not know whether or when Becton Dickinson will seek to commercialize this technology.

Patents, Intellectual Property and Proprietary Technology

The intellectual property that we own is based on significant improvements we have made to our drug delivery technology during more than 15 years of research and development, ten of which were as a division of Becton, Dickinson and Company, or Becton  Dickinson.  A significant portion of our intellectual property relates to the design and manufacture of our proprietary disposable, active transdermal patches and electronic dose controllers.

We protect our technological and marketing position in advanced transdermal drug delivery technology by filing U.S. patent applications and, where appropriate, corresponding foreign patent applications.  Our success will depend in part upon our ability to protect our proprietary technology from infringement, misappropriation, duplication and discovery.  Our policy is to apply for patent protection for inventions and improvements deemed important to the success of our business.  We have a portfolio of United States patents and foreign patents.  We have approached the design and development of our active transdermal drug delivery systems with the objective of maximizing overall delivery system efficiency while addressing commercial requirements for reproducibility, formulation stability, safety, convenience and cost.  To achieve this goal, our delivery systems integrate proprietary and patented technology with commercially available, off-the-shelf components.

Vyteris holds over 180 worldwide patents.  This allows the products developed using Vyteris technology to provide for a significant competitive advantage.

Iontophoresis, as a way of delivering drugs, has been well known for many years.  Our patent portfolio consists of innovations that advance basic iontophoresis technology through:

•	enabling more efficient electrode designs;

•	drug formulations enhancing iontophoresis;

•	specific transdermal patch features allowing convenient use and low manufacturing cost;

•	electronic circuitry and program algorithms improving the safety and control of medication delivery; and

•	ability to deliver specific classes of molecules not previously possible.

We believe these patented features provide for improved clinical performance and provide a competitive advantage in manufacturing cost and quality.  Some areas in which we have a particular concentration of patents are components, designs and formulations resulting in little to no skin sensation during delivery, delivery of cell adhesion inhibitors via iontophoresis, creating safe, single-use patches that cannot be inadvertently reused, and patches that can be used with drugs having limited aqueous stability.

The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent.  The patent positions of pharmaceutical, biotechnology and drug delivery companies, including our company, are uncertain and involve complex legal and factual issues.  Accordingly, we cannot assure investors that our patents will prevent other companies from developing similar products or products which produce benefits substantially the same as our products, or that other companies will not be issued patents that may prevent the sale of our products or require us to pay significant licensing fees in order to market our products.  If our patent applications are not approved or, even if approved, if such patents are circumvented or not upheld in a court of law, our ability to competitively exploit our patented products and technologies may be significantly reduced.  Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued.  As a consequence, we do not know whether any of our patent applications will be granted with broad coverage or whether the claims that eventually issue or that relate to our current patents will be circumvented.  Since patent applications in the United States can be maintained in secrecy until patents issue, and since publication of discoveries in scientific or patent literature often lag behind actual discoveries, we cannot be certain that we were the first inventor of inventions covered by our issued patents or pending patent applications or that we were the first to file patent applications or such inventions.  Moreover, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the eventual outcome is favorable.  An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from or to third parties or require us to cease using the technology in dispute.

Also, patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by competitors, in which case our ability to commercially exploit these products may be diminished.

From time to time, we may need to obtain licenses to patents and other proprietary rights held by third parties in order to develop, manufacture and market our products.  If we are unable to timely obtain these licenses on commercially reasonable terms, our ability to commercially exploit such products may be inhibited or prevented. Additionally, we cannot assure investors that any of our products or technology will be patentable or that any future patents we obtain will give us an exclusive position in the subject matter claimed by those patents.  Furthermore, we cannot assure investors that our pending patent applications will result in issued patents, that patent protection will be secured for any particular technology, or that our issued patents will be valid, enforceable and provide us with meaningful protection.

Although we have entered into invention assignment agreements with our employees and with certain advisors, if those employees or advisors develop inventions or processes independently which may relate to products or technology under development by us, disputes may arise about the ownership of those inventions or processes.  Time-consuming and costly litigation could be necessary to enforce and determine the scope of our rights.

We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through confidentiality agreements with our strategic partners, customers, suppliers, employees and consultants. It is possible that these agreements will be breached or will not be enforceable in every instance, and that we will not have adequate remedies for any such breach.  It is also possible that our trade secrets will otherwise become known or independently developed by competitors.

Manufacturing and Suppliers

Patch Manufacturing

We have an automated manufacturing and assembly facility for pre-commercial and commercial production of LidoSite and other patches based upon our Smart Patch technology.  With this competency in place, we have the capability of developing and manufacturing other transdermal products that we may develop.  Our facility is periodically audited and reviewed by the FDA.  The facility also practices current Good Manufacturing Practices (“GMP”).

We conduct our manufacturing in a 14,000 square foot section of our 13-01 Pollitt Drive facility in Fair Lawn, New Jersey with a maximum production capacity of up to two million patches per year.  At our current production level we do not anticipate making the units cost-effectively and expect that our production costs will exceed our revenue.  In order to manufacture the product cost-effectively (when demand rises to exceed current maximum production capacity) we would need to increase our manufacturing efficiency through the installation of a second manufacturing line that we expect would operate at four to five times the capacity of our current equipment.  Given our current business plan, we do not anticipate need in the foreseeable future to consider a second line.  Since we obtained a custom designed manufacturing line, there is no resale value.  We have therefore recorded an impairment loss of $0.1 million, $0.2 million and $2.1 million in cost and expenses, in our consolidated statement of operations for the year ended December 31, 2007, 2006 and 2005, respectively.

We design, develop and maintain our own manufacturing processes, but use third parties to build the automated assembly equipment and fabricate replacement parts when necessary.

We have leased a second production facility (17-01 Pollitt Drive in Fair Lawn, New Jersey) anticipated to be utilized as we expand our manufacturing capacity.  As a result of our recent redirection toward peptide delivery, we have scaled down our manufacturing related to the production of LidoSite based on current demand for LidsoSite, which we do believe will decrease, and currently do not intend to initiate use of the manufacturing capabilities of the second facility.  We are also currently evaluating possibilities to terminate this second lease (or sublet the facility) in light of this redirection of strategic focus.  See “PROPERTIES AND FACILITIES” below.

Electronic Dose Controller Development and Manufacturing

To date, we have gained significant expertise in the design and development of miniature, wearable electronic dose controllers using commercially available, off-the-shelf components assembled onto miniature circuit boards.  The controller that has been developed for LidoSite is a simple, single-pulse device initiated by the push of a button, which turns on the electric current for a ten-minute interval as it delivers the drug.  Sophisticated control circuitry senses the skin's electrical resistance and limits the amount of current that is delivered to a safe, comfortable level, thereby automatically adapting to a wide range of skin types and characteristics.  This controller is usable for up to 99 applications of LidoSite.

In addition, we have currently developed a prototype controller that has been effectively used in the Phase I clinical trials related to infertility product.   We intend to continue to evaluate this prototype controller during the remaining clinical trials in order to meet the characteristics of use for this drug in commercialization.

Although we designed and developed the controller, have assembled several prototypes and own various patents on its design, we outsource manufacturing on a non-exclusive basis to a company specializing in contract manufacturing of electronic medical devices. In this way, we can use the knowledge and facilities of the supplier towards the goal of manufacturing a high-quality, cost-effective controller available in quantities sufficient to meet market demand.  Manufacturing processes and electronic components for the controller are fairly standardized and widely available.  Future versions of the dose controller for drugs other than lidocaine may incorporate features such as enhanced programmability, custom componentry including integrated circuitry, and radio frequency and telemetry technology as the designs evolve to fit various therapeutic applications and lifestyle aspects of the patient.

Suppliers

Our principal suppliers are Hydrogel Design Systems, Inc., Advanced Labelworx and Altron Inc. We also purchase parts from single-source suppliers.  Although we have not experienced significant production delays attributable to supply changes, we believe that, for the electrode subcomponent and hydrogel in particular, alternative sources of supply would be difficult to develop over a short period of time.  Because we do not have supply agreements and direct control over our third-party suppliers, interruptions or delays in the products and services provided by these third parties may be difficult to remedy in a timely fashion.  In addition, if such suppliers are unable or unwilling to deliver the necessary parts or products or if we are unable to make full payments to these suppliers on a current basis, we may be unable to redesign or adapt our technology to work without such parts or find alternative suppliers or manufacturers.  In such events, we could experience interruptions, delays, increased costs, or quality control problems.

Governmental Regulation

Under the United States Food, Drug and Cosmetic Act, "new drugs" must obtain clearance from the Food and Drug Administration, or FDA before they can be marketed lawfully in the United States.  Applications for marketing clearance must be based on extensive clinical and other testing, the cost of which is very substantial. Approvals – sometimes including pricing approvals -- are required from health regulatory authorities in foreign countries before marketing of pharmaceutical products may commence in those countries.  Requirements for approval may differ from country to country, and can involve additional testing. There can be substantial delays in obtaining required clearances from both the FDA and foreign regulatory authorities after applications are filed.  Even after clearances are obtained, further delays may be encountered before the products become commercially available in countries requiring pricing approvals.

Product development generally involves the following steps which are required by the regulatory process:

•	preclinical development, during which initial laboratory development and in vitro and in vivo testing takes place;

•	submission to the FDA of an investigational new drug application (IND) for the commencement of clinical studies;

•	adequate and well-controlled human clinical trials -- Phase I, II and III studies --to establish the safety and efficacy of the product;

•
submission of an NDA to the FDA requesting clearance to market the product and comparable filings to regulatory agencies outside the United States if the product is to be marketed outside of the United States; and

•	clearance from the FDA -- and foreign regulatory authorities, if applicable -- must be obtained before the product can be marketed.

Medical devices are subject to comparable regulatory requirements.

Each of these steps can take several years and can cost tens of millions of dollars.  Failure to obtain, or delays in obtaining, regulatory clearance to market new products, as well as other regulatory actions and recalls, could adversely affect our financial results.

The packaging, labeling and advertising of pharmaceutical products are also subject to government regulation.  The FDA recommends preclearing advertising materials prior to the launch of a product, and the launch materials for products receiving an accelerated FDA clearance must be precleared by the FDA.  With an accelerated FDA clearance, all labeling and advertising must be submitted to the FDA 30 days prior to use, unless the FDA determines otherwise.  In addition, the FDA may require that additional clinical studies - Phase IV studies - be completed after it grants clearance to market a product.

Our research and development, manufacturing and distribution operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment.  We believe that our operations comply in all material respects with applicable environmental laws and worker health and safety laws; however, the risk of environmental liabilities cannot be eliminated and we cannot assure investors that the application of environmental and health and safety laws to us will not require us to incur significant expenditures.

Employees

At May 15, 2008, we have a staff of 34 employees, of which 2 are part-time employees and 32 are full-time employees. Of those 34 employees, 9 are in manufacturing and process development, 4 in regulatory, quality and analytical services, 12 in research and development and 9 in administration and management.

We also have 2 consultants currently providing services in the following areas in the area of research and development.

None of our employees are represented by a labor union or covered by a collective bargaining agreement, nor have we experienced any work stoppages.

PROPERTIES AND FACILITIES

We lease approximately 27,000 square feet of manufacturing, warehouse, laboratory and office space located at 13-01 Pollitt Drive in Fair Lawn, New Jersey. This lease expires in September 2011. These facilities include manufacturing space sufficient to house our current patch manufacturing and packaging equipment, and a second manufacturing line built to our specifications.  Our facilities also contain prototype labs for simultaneous production of clinical supplies of multiple products, and nine additional labs for research and development and quality control purposes.  For the years ended December 31, 2007 and 2006, rent expense for the 13-01 lease was $0.3 million and $0.2 million, respectively.

We also have a lease for additional space located at 17-01 Pollitt Drive in Fair Lawn, New Jersey, approximately 200 yards from our headquarters building.  The lease covers approximately 26,000 square feet of space.  The lease term expires in July 2015.  While the primary purpose of this facility is for the expansion of our manufacturing capability, we are currently evaluating whether there will be a short or mid term need for this additional manufacturing capacity.  This facility also includes office space.  Given the de-emphasis of Lidosite, we do not anticipate current or short term need for this manufacturing facility.  Therefore, during the first quarter of 2008 we consolidated all operations (including offices) in the 13-01 Pollitt Drive facility and are approaching the landlord to seek an early lease termination, as well as securing a broker to assist us in securing a subtenant for this space.  We accordingly recognized the present value of future lease costs of $2.4 million in facilities realignment costs in the condensed consolidated statement of operations for the three months ended March 31, 2008.

LEGAL PROCEEDINGS

From time to time, we are involved in lawsuits, claims, investigations and proceedings, including pending opposition proceedings involving patents, that arise in the ordinary course of business.  There are no matters pending that we expect to have a material adverse impact on our business, results of operations, financial condition or cash flows.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this prospectus, as well as all other information included in all other filings, incorporated herein by reference, when evaluating the Company and its business. If any of the following risks actually occurs, our business, financial condition, and results of operations could suffer. In that case, the price of our common stock could decline and our stockholders may lose all or part of their investment.

RISKS RELATED TO OUR BUSINESS

We are experiencing a severe, continuing cash shortage and without sufficient financing we may be required to cease operations, and this demonstrates uncertainty as to our ability to continue as a going concern.

As of March 31, 2008, our cash and cash equivalents amounted to $2.1 million. Without any substantial revenues, we have been dependent upon more than $24.9 million in net cash provided by financing activities, since January 1, 2007 to remain in business.  As of March 31, 2008, our current liabilities exceeded our current assets by approximately $11.3 million.  If we do not continue to raise capital until we generate sufficient revenue to cover this working capital deficit, we will be required to discontinue or substantially modify our business.  These factors raise substantial doubt about our ability to continue as a going concern.  The report of the independent registered public accounting firm relating to the audit of our consolidated financial statements for the year ended December 31, 2007 contains an explanatory paragraph expressing uncertainty regarding our ability to continue as a going concern because of our operating losses and our need for additional capital. Such explanatory paragraph could make it more difficult for us to raise additional capital and may materially and adversely affect the terms of any future financing that we may obtain

We have never been profitable, we may never be profitable, and, if we become profitable, we may be unable to sustain profitability.

From November 2000 through March 31, 2008, we incurred net losses in excess of $174.1 million, as we had been engaged primarily in clinical testing and development activities. We have never been profitable, we may never be profitable, and, if we become profitable, we may be unable to sustain profitability. We expect to continue to incur significant losses for the foreseeable future and to finance our operations through sales of securities and incurrence of indebtedness.

We have a substantial amount of indebtedness owed  which becomes due on December 1, 2008, and we may not have the capital to repay the principal amount due.

$5.3 million principal amount of indebtedness from Spencer Trask Specialty Group (“STSG”) and $0.5 million principal amount of indebtedness from Allen Capital becomes due and payable in full on December 1, 2008 and $2.9 million principal amount of indebtedness from STSG becomes due and payable in full on June 1, 2009.  If extensions are not obtained, we will be required to repay the principal balance of such indebtedness plus any accrued and unpaid interest thereon on the respective due dates.  If payment in full is not timely made or an extension obtained in either or both cases, the failure to pay may trigger acceleration of our other indebtedness, which is secured by our assets.  The lenders of such secured indebtedness could exercise their rights against our assets and could cause foreclosure of our assets.  Therefore, we must either raise sufficient capital to pay all amounts due with respect to the Notes or obtain extensions.  There can be no assurances that we will be able to either (i) raise sufficient capital; or (ii) obtain an extension of the maturity date of such Notes.  Failure to do so could result in cessation of our business due to foreclosure on its assets.

We are subject to restrictive covenants and terms which are not likely to be waived by the holders of various financing instruments to which we are a party.

When we have issued various financing instruments, we were required to agree to several restrictive covenants and terms, including, among others, restrictions on our ability to sell to, merge with, or purchase, another business, incur additional debt, grant liens on our assets, or buyback or redeem stock, without the consent of those lenders. The holders of such instruments have advised us that they have no intention of granting us waivers with respect to any of those covenants or terms. Several of those covenants and terms have made, and may make, it more difficult for us to obtain additional financing through the issuance of debt securities.

An agreement that provided us with our principal source of revenues is subject to termination on short notice.

Our agreement with Ferring Pharmaceuticals, Inc. (“Ferring”), under which we are developing a drug delivery product for female infertility, enables Ferring to terminate our relationship on short notice. This agreement was our principal source of revenues during 2006, 2007 and the first quarter of 2008. Any reduction in our revenues will produce further need for capital infusions, which may not be available to us.

We may be unable to hire and retain the key management necessary to develop and grow our business.

We rely on the continued service of our senior management, our chief technical staff, and other key employees as well as the hiring of new qualified employees. In the pharmaceutical industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. Given the concern over our long-term financial strength and that fact that currently no members of management have employment contracts, we may not be successful in recruiting new personnel and retaining and motivating existing personnel, which could lead to increased turnover and reduce our ability to meet the needs of our current and future customers. If we are unable to retain qualified personnel, we could face disruptions to operations, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. If employee turnover increases, our ability to provide customer service and execute our strategy would be negatively affected.

Since we are a company with a limited independent operating history, it is difficult to predict our future growth and operating results, thereby making investment decisions difficult.

Our limited operating history as an independent drug delivery business (which is prolonged by our lack of commercial drug experience) makes predicting our future growth and operating results difficult. Vyteris, Inc., our subsidiary incorporated in Delaware, now a subsidiary of Vyteris, Inc. (incorporated in Nevada), was incorporated in Delaware in 2000, although a substantial portion of its business was developed by Becton Dickinson from prior to 1990 until 2000.

As a small company with limited financial resources, we have not proven that we will be capable to meet the many challenges that we face.

You should consider the risks and uncertainties that a company with limited financial resources, such as Vyteris, faces in the rapidly evolving market for drug delivery technologies. In particular, you should consider that we have not proven that we will be able to:

	raise significant additional capital in the public or private markets;
	obtain the regulatory approvals necessary to commence selling drug delivery systems that we may develop in the future,
	manufacture products in a manner that enables us to be profitable or meets regulatory, strategic partner or customer requirements;
	attract, retain and manage a qualified, diverse staff of engineers and scientists;
	develop the relationships with strategic partners and key vendors that are necessary to our ability to exploit the processes and technologies that we develop;
	effectively manage our operations;
	develop new products and drug delivery processes and new applications for our drug delivery technology; or
	respond effectively to competitive pressures

If we cannot accomplish all or even some of these goals, our business is not likely to succeed.

We cannot expect that we will be able to derive material revenues from the sale of products in the near future.

While we have commenced development of other products and believe that our technology can and should be pursued with respect to several applications that could result in commercially viable products.  The process of developing drug delivery products to the point of commercial sales takes significant time and requires a substantial commitment of financial and other resources that may not be available to us for regulatory approval. We cannot assure investors that we will have the financial resources necessary to bring future products to market or that developments in our industry will not preclude us from expanding our product line beyond LidoSite, a product that is currently being de-emphasized. If we are unable to bring additional products to market, our entire business would be at risk in the event that market or competitive conditions threatened the viability of our existing product, thereby increasing the risk of a business interruption or discontinuation.

We may not be able to obtain FDA or foreign regulatory approval for our products in a timely manner, or at all, which could have a material adverse effect on our ability to sell and market our products.

Drug formulations and related delivery systems that we may develop in the future cannot be sold in the United States until the FDA approves such products for medical use. Similar foreign regulatory approvals will be needed in order to sell any new drug formulations and related drug delivery systems, including our LidoSite product, outside of the U.S. We may not be able to obtain FDA or foreign regulatory approval for our products in a timely manner, or at all. Delays in obtaining FDA or foreign approvals for our products could result in substantial additional costs to us, and, therefore, could adversely affect our ability to compete with other drug delivery companies. If we do not obtain such approvals at all, our revenues may be insufficient to support continuing operations.

We rely on single suppliers for certain key materials and components used in our Smart Patch delivery system, which makes us dependent on persons or events that we cannot control.

Certain raw materials and components used in the manufacture of our Smart Patch delivery system are available only from single suppliers. Some of those materials or components are custom-made for us and are the result of long periods of collaboration with our suppliers. The hydrogel that we use to hold the drugs in the patch and the electrode subcomponents that we use to carry current through our delivery system, for example, are both provided by single suppliers. Any curtailment of the availability of such raw materials or components could be accompanied by production or other delays and could result in a material loss of sales, with resulting adverse effects on our business and operating results. In addition, because raw material sources for pharmaceutical products must generally be approved by regulatory authorities, changes in raw material suppliers may result in production delays, higher raw material costs and loss of sales, customers and market share.

The development or identification of alternative sources, or redesigning products, could be time-consuming and expensive.  We cannot assure you that price increases or interruptions in the supply of raw materials and components will not occur in the future or that we will not have to seek alternate suppliers or obtain substitute raw materials or components, which may require additional product validations and regulatory approvals. Further, our suppliers could experience price increases or interruptions in the supply of materials from their suppliers, or could fail to meet our or governmental manufacturing standards.

Any significant price increase, interruption of supply, our inability to secure an alternate source or our inability to qualify a substitute material could have a material adverse effect on our ability to manufacture our LidoSite product or maintain regulatory approval.

We have limited experience in manufacturing drug delivery systems for commercial resale and may be unable to manufacture our products for commercial sale on a profitable or reliable basis.

As an organization we have had limited experience in manufacturing drug delivery systems for sale. We must increase our production capabilities significantly beyond our present manufacturing capacity, which has been focused on producing small quantities of our products, and incur significant capital expense in order to be able to produce our products in commercial volumes in a cost effective manner. The equipment and machinery that we use to manufacture the drug and patches for our products are expensive and custom-built, and have never been used in the large-scale production of pre-filled drug delivery patches.

We cannot assure you that we can:

	successfully increase our manufacturing capabilities and develop large-scale manufacturing processes on a profitable basis;

	hire and retain skilled personnel to oversee our manufacturing operations;

	avoid design and manufacturing defects and correct or redesign components once they are in production; or

	develop and maintain our manufacturing facility in compliance with governmental regulations, including the FDA's good manufacturing practices.

We may not be able to manufacture our products, in a manner that ensures that the systems provide reproducible dosages of stable formulations of drugs for sufficient periods after manufacture. If we cannot ensure that our products have sufficient post-production shelf-life, we may be unable to produce our products in sufficient quantities to develop an economical supply chain. Accordingly, we may not be able to manage our inventory successfully.

We operate in a complex regulatory environment which creates specific challenges in hiring and maintaining our sales force.

Pharmaceutical companies, such as Vyteris, operate in a regulatory environment at both the federal and state level, which continues to increase in complexity as well as the areas which are covered by regulation.  Additionally, both federal and state regulations may impose different regulatory and reporting requirements on the same areas, thus making compliance even more difficult and intricate.  Many areas of these regulations cover reporting and compliance and it becomes increasingly difficult to assure full compliance without the expenditure of significant resources.  This expenditure of resources affects our ability to assure commercial success and may affect our profitability.

The failure of any of our product, to achieve market acceptance could materially and adversely impact our future success.

Our future success depends upon the acceptance of any of our potential future products by health care providers and patients. In addition, our future success may be dependent upon acceptance by third-party payors -- including, without limitation, health insurance companies, Medicaid and Medicare -- of products that we may develop in the future. Such market acceptance may depend on numerous factors, many of which may not be under our control, including:

	the safety and efficacy of our products;

	regulatory approval and product labeling;

	the availability, safety, efficacy and ease of use of alternative technologies;

	the price of our products relative to alternative technologies; and

	for future products, the availability of third-party reimbursement.

Our LidoSite product is based upon a method of drug delivery through the skin that, to date, has not gained widespread market acceptance, and due to the limited acceptance, we have deemphasized the product. Furthermore, as evidenced by our LidoSite commercialization efforts, we cannot assure you that LidoSite or any future product will ever gain broad market acceptance.  Furthermore, we cannot predict that any of our future products will be more commercially successful than the limited success with LidoSite.

In addition, the adoption of new pharmaceutical products is greatly influenced by health care providers and administrators, inclusion in hospital formularies, and reimbursement by third party payors. Because our existing and proposed drug delivery systems encompass both a device and a drug and may be used by many different departments within a hospital or health care facility, buying decisions in these settings require more departmental approvals than are required for either a stand-alone drug or a stand-alone device. As a result, it may be more difficult and more time consuming to achieve market penetration with our products. We cannot assure investors that health care providers and administrators, hospitals or third party payors will accept our products on a large scale or on a timely basis, if at all, or that we will be able to obtain approvals for additional indications and labeling for our products which facilitate or expand their market acceptance or use. In addition, unanticipated side effects, patient discomfort, defects or unfavorable publicity concerning any of our products, or any other product incorporating technology similar to that used by our products, could have a material adverse effect on our ability to commercialize our products or achieve market acceptance.

We may be unable to secure strategic partnering relationships, which could limit our ability to effectively market, sell or distribute certain products.

In order for us to develop, market, sell and distribute certain future products, we will be dependent on entering into satisfactory arrangements with strategic partners. We cannot assure investors that we will be able to negotiate such agreements on terms that are acceptable to us, or at all. In addition, we cannot assure any investor that any strategic partner will not also engage in independent development of competitive delivery technologies.

If we are unable to protect our proprietary technology and preserve our trade secrets, we will increase our vulnerability to competitors which could materially adversely impact our ability to remain in business.

Our ability to commercialize successfully our products will depend, in large measure, on our ability to protect those products and our technology with domestic and foreign patents. We will also need to continue to preserve our trade secrets. The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. The patent positions of pharmaceutical, biotechnology and drug delivery companies, including our company, are uncertain and involve complex legal and factual issues.

We cannot assure you that our patents will prevent other companies from developing similar products or products which produce benefits substantially the same as our products, or that other companies will not be issued patents that may prevent the sale of our products or require us to pay significant licensing fees in order to market our products. Accordingly, if our patent applications are not approved or, even if approved, if such patents are circumvented or not upheld in a court of law, our ability to competitively exploit our patented products and technologies may be significantly reduced. Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued.

From time to time, we may need to obtain licenses to patents and other proprietary rights held by third parties in order to develop, manufacture and market our products. If we are unable to timely obtain these licenses on commercially reasonable terms, our ability to commercially exploit such products may be inhibited or prevented. Additionally, we cannot assure investors that any of our products or technology will be patentable or that any future patents we obtain will give us an exclusive position in the subject matter claimed by those patents. Furthermore, we cannot assure investors that our pending patent applications will result in issued patents, that patent protection will be secured for any particular technology, or that our issued patents will be valid or enforceable or provide us with meaningful protection.

We may incur significant costs associated with litigation claims arising from related party transactions.

In February 2008, our Board of Directors was made aware of the related party transaction involving our former CEO, Timothy McIntyre and Monumed, LLC, one of our most significant vendors, and the Special Assessment Committee of our Board of Directors expects reports imminently from the consultants engaged to assist in this assessment (See "Related Party Transactions" in our Form 10-KSB for the year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008 for a further discussion of this related party transaction). We may face the risk of litigation arising from the Monumed related party transaction, and if litigation were to arise, we would likely incur significant fees and costs relating to such litigation. Incurrence of significant fees and costs could divert significant amounts of available funds from operational cash flow sources to cover such fees and costs.

If we are required to engage in expensive and lengthy litigation to enforce our intellectual property rights, the costs of such litigation could be material to our results of operations, financial condition and liquidity and, if we are unsuccessful, the results of such litigation could materially adversely impact our entire business.

We may find it necessary to initiate litigation to enforce our patent rights, to protect our trade secrets or know-how or to determine the scope and validity of the proprietary rights of others. We plan to aggressively defend our proprietary technology and any issued patents, if funding is available to do so. Litigation concerning patents, trademarks, copyrights and proprietary technologies can often be time-consuming and expensive and, as with litigation generally, the outcome is inherently uncertain.

Although we have entered into invention assignment agreements with our employees and with certain advisors, if those employees or advisors develop inventions or processes independently which may relate to products or technology under development by us, disputes may also arise about the ownership of those inventions or processes. Time-consuming and costly litigation could be necessary to enforce and determine the scope of our rights under these agreements.

We also rely on confidentiality agreements with our strategic partners, customers, suppliers, employees and consultants to protect our trade secrets and proprietary know-how. We may be required to commence litigation to enforce such agreements and it is certainly possible that we will not have adequate remedies for breaches of our confidentiality agreements.

Other companies may claim that our technology infringes on their intellectual property or proprietary rights and commence legal proceedings against us which could be time-consuming and expensive and could result in our being prohibited from developing, marketing, selling or distributing our products.

Because of the complex and difficult legal and factual questions that relate to patent positions in our industry, we cannot assure you that our products or technology will not be found to infringe upon the intellectual property or proprietary rights of others. Third parties may claim that our products or technology infringe on their patents, copyrights, trademarks or other proprietary rights and demand that we cease development or marketing of those products or technology or pay license fees. We may not be able to avoid costly patent infringement litigation, which will divert the attention of management away from the development of new products and the operation of our business. We cannot assure investors that we would prevail in any such litigation. If we are found to have infringed on a third party's intellectual property rights, we may be liable for money damages, encounter significant delays in bringing products to market or be precluded from manufacturing particular products or using particular technology.

Other parties have challenged certain of our foreign patent applications. If such parties are successful in opposing our foreign patent applications, we may not gain the protection afforded by those patent applications in particular jurisdictions and may face additional proceedings with respect to similar patents in other jurisdictions, as well as related patents. The loss of patent protection in one jurisdiction may influence our ability to maintain patent protection for the same technology in another jurisdiction.

If we do not accurately predict demand for our products when deciding to invest in the development of new products, we will likely incur substantial expenditures that will not benefit our business.

Research and development, clinical testing and obtaining regulatory approvals for new drug delivery systems takes a significant amount of time and requires significant investment in skilled engineering and scientific personnel and in expensive equipment. Furthermore, manufacturing our LidoSite product requires expensive, custom-built machinery. We have made these investments, and intend to continue to make such investments, for our products based on internal projections of the potential market for that system and of our potential profit margins on sales of that system. If those projections are inaccurate, we may not be able to obtain an acceptable return on our investment in the development of our products. If our projections of the prospects of new products are inaccurate, we may make investments in the development, testing and approval of those products that may result in unsatisfactory returns.

We may be unable to hire and retain skilled engineers and scientists in a tight labor market, in which case we will be severely hampered in our product development efforts and in our ability to attract marketing and distribution partners.

Skilled employees in our industry are in great demand. We are competing for employees against companies located near our headquarters that are more established than we are and have the ability to pay more cash compensation than we do. We require scientific and engineering personnel in many fields, some of which are addressed by relatively few companies. As a result, we may continue to experience difficulty in hiring and retaining highly skilled employees, particularly engineers and scientists. If we are unable to hire and retain skilled engineers and scientists, our business, financial condition, operating results and future prospects could be materially adversely affected.

If we are unable to develop products or technologies that will be marketable, we will not be able to remain in business.

We may not be able to develop drug delivery products or technologies that will be marketable. Even if we are able to develop marketable drug delivery products or technologies, we may not be able to develop them or obtain patent protection, successful clinical trial results or regulatory approval for them. Our research and development efforts may be hampered by a variety of factors, many of which are outside of our control. Sustained development failures could materially adversely impact our business.

We face substantial competition for any future products that we may develop, as well as for strategic partner transactions. Our failure to adequately compete could have a material adverse effect on our ability to develop, market and sell our products and meet our financial projections.

There is substantial competition to develop alternative drug delivery solutions from both drug delivery technology and pharmaceutical companies, most of which are much larger and have far greater resources than we do. Further, the drug delivery, pharmaceutical and biotechnology industries are highly competitive and rapidly evolving. We expect that significant developments in those industries will continue at a rapid pace. Our success will depend on our ability to establish and maintain a strong competitive position for our products while developing new products that are effective and safe. We cannot assure you that any of our products will have advantages over alternative products and technologies that may be developed later and that may be significant enough to cause health care providers to prefer those products or technologies over ours.

In our drug delivery segment, which is focused on the process of actively delivering drugs through the skin, we are aware of several companies that are also developing or marketing products based on this process. We also face competition from companies that are currently testing or already marketing delivery systems or products for lidocaine or similar topical anesthetics. We face indirect competition from companies that are actively involved in the development and commercialization of modified drug delivery technologies, including oral, pulmonary, bucal, nasal and needle-less injections, as well as companies working on processes that passively deliver drugs through the skin. We also expect to compete with other drug delivery companies and technologies in the establishment of strategic partnering arrangements with large pharmaceutical companies to assist in the development or marketing of products. Competition is expected to intensify as more companies enter the field.

Most of our competitors have substantially greater financial, technical, research and other resources, are more experienced in research and development, manufacturing, pre-clinical and clinical testing, and obtaining regulatory approvals, and are larger, more established and have more collaborative partners than we do. In addition, those other entities may offer broader product lines and have greater name recognition than we do. Those other entities may succeed in developing competing technologies and obtaining regulatory approvals and market share more rapidly than we can. Some of those companies have competing products that have already been approved by the FDA and foreign authorities, or are further along in development than is our LidoSite product. We cannot assure you that those competitors will not succeed in developing or marketing products that are more effective or more commercially acceptable than our lidocaine delivery system or any future product. We cannot assure you that we will have the financial resources, technical or management expertise or manufacturing and sales capability to compete in the future.

Increased competition may result in price cuts, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We may not be able to license complementary drug technologies or drug reformulations to expand our product offerings, in which case we will be significantly limited in our product offerings.

In order to enhance our platform technology, strengthen our intellectual property portfolio and expand our overall market opportunity beyond that for our LidoSite product, we may seek to acquire or license rights to additional drug delivery technologies or reformulations of FDA-approved drugs that compliment our core drug delivery platform. We may not be able to acquire or license such other technologies or drug reformulations on terms that are acceptable to us, if at all. Further, efforts to identify such technologies and attempts to negotiate the terms of such acquisitions or licenses may divert the attention of our management away from the internal development of new applications for our existing technology and from the operation of our business.

If any of our products injure a user, we could be subject to product liability exposure in excess of amounts for which we are insured, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Any drug delivery system we may develop or manufacture in the future may result in injuries to persons using those products as a result of mislabeling, misuse or product failure. While we carry product liability insurance with respect to the now-completed clinical trials and for the commercial sale of our LidoSite product, there can be no assurance that our coverage will be adequate to protect us against future liability claims. Furthermore, we cannot assure you that we can afford to maintain the insurance that we have obtained. Product liability insurance is expensive and there can be no assurance that this insurance will be available to us in the future for the commercial sale of our delivery system or for any new products, on terms satisfactory to us, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We have recently announced that we have redirected our business towards peptide delivery and as a result we do not expect to commercialize any products for the next 24-36 months

We have announced that we will be de-emphasizing our efforts away from our only commercially available product, LidoSite.  As a result, our future efforts will be dependent upon the successful development of new products with new and existing partners. There are no assurances that we will be successful in continuing the development of new products.  As such, we do not expect to commercialize any of these products in the next 24-36 months.  In addition, if any of these new products is not approved in a timely manner or does not gain market acceptance, it will adversely effect our business, financial condition, results of operations and future prospects.

Sales of a significant number of shares of our common stock, warrants or the exercise of stock options could depress the market price of our stock.

The market price of our common stock could decline as a result of sales of substantial amounts of common stock in the public market after this offering or the perception that substantial sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time when, and at a price which, we deem appropriate.

As of March 31, 2008, we had stock options to purchase 5,775,055 shares of our common stock outstanding, of which options to purchase 3,240,739 shares were exercisable. Also outstanding as of the same date were warrants exercisable for 69,495,392 shares of common stock.  There are also 7.5 million shares of preferred stock which are convertible into Common Stock on a one for one basis.  Exercise of any outstanding stock options or warrants could harm the market price of our common stock.

We may be unable to list our Common Stock on the NASDAQ or any other securities exchange, in which case an investor may find it difficult to dispose of shares or obtain accurate quotations as to the market value of our Common Stock.

Although we may apply to list our common stock on NASDAQ or the American Stock Exchange in the future when and if we have stabilized our liquidity concerns, we may not be able to meet the initial listing standards, including the minimum per share price and minimum capitalization requirements, of either of those or any other stock exchange, and we may not be able to maintain a listing of our common stock on either of those or any other stock exchange. If we are unable to list our common stock on NASDAQ, the American Stock Exchange or another stock exchange, or to maintain that listing, we expect that our common stock will continue to trade on the OTC Bulletin Board maintained by NASDAQ, or possibly another over-the-counter quotation system or on the "pink sheets," where an investor may find it difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock.

Our common stock is considered a “penny stock” and may be difficult to sell.

Our common stock is considered to be a “penny stock” since it meets one or more of the definitions in Rule 3a51-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These include but are not limited to the following: (i) the stock trades at a price less than $5.00 per share; (ii) it is not traded on a “recognized” national exchange; (iii) it is not quoted on the NASDAQ Stock Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, or with average revenues of less than $6.0 million for the past three years.  The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.  Section 15(g) of the Exchange Act and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be “penny stock.”  Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of the assessment by our independent registered public accountants.  This requirement for management’s assessment of our internal control over financial reporting for our annual report for fiscal 2007 and the requirement for our auditor’s attestation will first apply to our annual report for fiscal 2008.  The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards.  We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting.  In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of the assessment by our independent registered public accountants.  If we cannot assess our internal control over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.  We expect to incur additional accounting related expenses associated with compliance with Section 404.

We may not be able to attract the attention of brokerage firms, which could have a material adverse impact on the market value of our Common Stock.

Security analysts of brokerage firms have not provided, and may not provide in the future, coverage of our common stock since there is limited incentive to brokerage firms to produce research reports and recommend the purchase of our common stock. To date, we have not been able to attract the attention of brokerage firms and securities analysts. The absence of such attention limits the likelihood that an active market will develop for our common stock. It also will likely make it more difficult to attract new investors at times when we require additional capital.

NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus or in the prospectus supplement may include forward-looking statements that reflect our current views with respect to our research and development activities, business strategy, business plan, financial performance and other future events. These statements include forward-looking statements both with respect to us, specifically, and the biotechnology sector, in general. We make these statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

All forward-looking statements involve inherent risks and uncertainties, and there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those factors set forth under the caption “Risk Factors” in this prospectus and in any prospectus supplement and under the captions “Business,” “Legal Proceedings,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Quantitative and Qualitative Disclosures About Market Risk” and “Controls and Procedures” in our most recent Annual Report on Form 10-KSB and our most recent Quarterly Reports on Form 10-QSB, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus and the prospectus supplement. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materializes, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we anticipate. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this Note. Before purchasing any shares or warrants, you should consider carefully all of the factors set forth or referred to in this prospectus and in the prospectus supplement that could cause actual results to differ.

THE SECURITIES WE MAY OFFER

We may offer our common shares and/or warrants to purchase common shares, with a total value of up to $50,000,000, from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

•	designation or classification;
•	aggregate principal amount or aggregate offering price;
•	maturity, if applicable;
•	voting or other rights, if any;
•	exercise prices, if any; and
•	important federal income tax considerations.

The prospectus supplement also may add, update or change information contained in this prospectus or in documents we have incorporated by reference. However, no prospectus supplement shall offer a security that is not registered and described in this prospectus at the time of its effectiveness.  The prospectus supplement shall also include specimen forms of the shares of Common Stock and warrants being offered thereby.

This Prospectus may not be used to consummate a sale of securities unless it is accompanied by a Prospectus Supplement.

We may sell the securities directly to or through agents, underwriters or dealers. We, and our agents or underwriters, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through agents or underwriters, we will include in the applicable prospectus supplement:
•	the names of those agents or underwriters;
•	applicable fees, discounts and commissions to be paid to them;
•	details regarding over-allotment options, if any; and
•	the net proceeds to us.

Common Shares. We may issue common shares from time to time. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to the rights of any series of preferred stock issued from time to time, all actions submitted to a vote of shareholders shall be voted on by the holders of common shares, voting together as a single class, except as provided by law.

Warrants. We may issue warrants for the purchase of common shares. We may issue warrants independently or together with common shares, and the warrants may be attached to or separate from these securities.

The warrants will be evidenced by warrant certificates. In this prospectus, we have summarized certain general features of the warrants. We will incorporate by reference into the registration statement of which this prospectus is a part the form of warrant agreement, including a form of warrant certificate, which describes the terms of the series of warrants we are offering before the issuance of the related series of warrants. We urge you to read the prospectus supplements related to the series of warrants being offered, as well as the complete warrant agreements and warrant certificates that contain the terms of the applicable series of warrants.

USE OF PROCEEDS

Unless we indicate otherwise in the prospectus supplement, we expect to use the net proceeds we receive from the sale of our common stock and warrants to augment our working capital and for general corporate purposes, including, but not limited to, product development activities, including research and development activities surrounding our potential migraine, NSAID and peptide products, capital expenditures, potential acquisitions and other business opportunities. We may set forth in the prospectus supplement additional information on our intended use for the net proceeds received from the sale of any common stock and warrants sold pursuant to that prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the shares of our common stock and/or warrants being offered hereby in one or more of the following ways from time to time:

	through agents to the public or to investors;

	to one or more underwriters for resale to the public or to investors;


in “at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act of 1933, as amended, or the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise;

	directly to investors; or

	through a combination of these methods of sale.

We will set forth in a prospectus supplement the terms of an offering of shares of our common stock and/or warrants, including.

	the name or names of any agents or underwriters;

	the purchase price of the shares and/or warrants being offered and the proceeds we will receive from the sale;

	any over-allotment options under which underwriters may purchase additional shares and/or warrants from us;

	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

	the public offering price; and

	any discounts or concessions allowed or reallowed or paid to dealers.

We may distribute the common stock and/or warrants from time to time in one or more transactions;

	at a fixed price or prices, which may be changed;

	at market prices prevailing at the time of sale;

	at prices related to such prevailing market prices; or

	at negotiated prices.

We may also, from time to time, authorize dealers, acting as our agents, to offer and sell common stock and/or warrants upon the terms and conditions set forth in the applicable prospectus supplement. We, or the purchasers of common stock and/or warrants for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions, in connection with the sale of common stock and/or warrants. Underwriters may sell the common stock and/or warrants to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a “best efforts” basis and a dealer will purchase common stock and/or warrants as a principal, and may then resell the common stock and/or warrants at varying prices to be determined by the dealer.

We will describe in the applicable prospectus supplement any compensation we will pay to underwriters or agents in connection with the offering of common stock and/or warrants, and any discounts, concessions or commissions allowed by underwriters to participating dealers. The dealers and agents participating in the distribution of common stock and/or warrants may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the common stock and/or warrants may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act and to reimburse these persons for certain expenses. We may grant underwriters who participate in the distribution of common stock and/or warrants we are offering under this prospectus an option to purchase additional shares and/or warrants to cover over-allotments, if any, in connection with the distribution.

To facilitate the offering of common stock and/or warrants, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock and/or warrants. This may include over-allotments or short sales of the common stock and/or warrants, which involve the sale by persons participating in the offering of more common stock and/or warrants than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the common stock and/or warrants by bidding for or purchasing common stock and/or warrants in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if common stock and/or warrants sold by them is repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the common stock and/or warrants at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of our business.

        Under no circumstances will the fee, commission or discount received by a placement agent or any other FINRA member or independent broker-dealer exceed eight percent of the gross proceeds to us in this offering or any other offering in the United States pursuant to the base prospectus.

       The agent’s compensation  warrants, if any, will  be substantially on the same terms as the warrants offered under any prospectus supplement, except that the compensation warrants will comply with FINRA Rule 2710(g)(1) in that for a period of six months after the issuance date of the compensation warrants (which shall not be earlier than the closing date of the offering pursuant to which the compensation warrants are being issued), neither the compensation warrants nor any warrant shares issued upon exercise of the compensation warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the compensation warrants are being issued, except as otherwise permitted by FINRA Rule 2710(g)(2).

DESCRIPTION OF SHARE CAPITAL

The following statements with respect to our share capital are subject to the detailed provisions of our articles of incorporation and bylaws. These statements do not purport to be complete and, while we believe the descriptions of the material provisions of the memorandum of continuance and bye-laws incorporated by reference are accurate statements with respect to such material provisions, such statements are subject to the detailed provisions in the articles of incorporation and bylaws, to which reference is hereby made for a full description of such provisions.

Common Shares

General

Our memorandum of continuance and bye-laws provide that our authorized common share capital is limited to 500,000,000 common shares, par value U.S.$.001 per share. As of May 5, 2008, there were 107,959,312 common shares issued and outstanding.

On May 6, 2008, we filed a Certificate of Change with the Nevada Secretary of State which serves to effect a 1-for-15 reverse split of Registrant’s common stock. As a result of the reverse stock split, every fifteen shares of our common stock will be combined into one share of common stock; any fractional shares created by the reverse stock split will be rounded up to whole shares. The reverse stock split affects all of our common stock, stock options, Series B Preferred Stock and warrants outstanding immediately prior to the effective date of the reverse stock split. The reverse split will reduce the number of shares of our common stock outstanding from approximately 107,959,312 shares to approximately 7,197,288 shares, and the number of authorized shares of common stock will be reduced from 500,000,000 shares to 33,333,333 shares.

Voting

The holders of common shares are entitled to one vote per share. Subject to the rights of any series of preferred stock issued from time to time, all actions submitted to a vote of shareholders shall be voted on by the holders of common shares, voting together as a single class and any other shares having general voting rights, (if any), except as provided by law.

Dividends

Holders of common shares are entitled to participate, on a share for share basis, with the holders of any other common shares issued and outstanding, with respect to any dividends declared by our board of directors, subject to the rights of holders of preferred stock. Dividends will generally be payable in U.S. dollars. We have not paid cash dividends on the common shares. We currently do not intend to pay dividends and intend to retain any of our earnings for use in our business and the financing of our capital requirements for the foreseeable future. The payment of any future cash dividends on the common shares is necessarily dependent upon our earnings and financial needs, along with applicable legal and contractual restrictions.

Liquidation

Upon our liquidation, holders of our common shares will be entitled to receive any assets remaining after the payment of our debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.

Redemption

The common shares are not subject to redemption either by us or the holders thereof.

Variation of Rights

Under our bye-laws, if at any time our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class) may be varied with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by the holders of a majority of such shares at a separate general meeting.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness. We will incorporate by reference into the registration statement of which this prospectus is a part the form of warrant agreement, including a form of warrant certificate, that describes the terms of the series of warrants we are offering before the issuance of the related series of warrants. The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by reference to, all the provisions of the warrant agreement applicable to a particular series of warrants. We urge you to read the applicable prospectus supplements related to the warrants that we sell under this prospectus, as well as the complete warrant agreements that contain the terms of the warrants.

Terms

We will describe in the applicable prospectus supplement the terms of the series of warrants, including:
•	the offering price and aggregate number of warrants offered;
•	the currency for which the warrants may be purchased;
•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or with a specified principal amount of such security;
•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;
•	the number of common shares, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;
•	the effect of any amalgamation, consolidation, merger, sale or other disposition of our business on the warrant agreements and the warrants;
•	the terms of any rights to redeem or call the warrants;
•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;
•	the dates on which the right to exercise the warrants will commence and expire;
•	the manner in which the warrant agreements and warrants may be modified;
•	U.S. federal income tax consequences of holding or exercising the warrants; and
•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. New York time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities or rights to purchase securities as all or part of the exercise price for warrants.
Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

Outstanding Warrants
A description of our outstanding warrants is set forth in the periodic reports filed by us with the Securities and Exchange Commission, as incorporated herein by reference.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act, and are required to file annual, quarterly and other reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC in Washington, D.C. (100 F Street NE, Room 1580, Washington, D.C. 20549). Copies of such materials can be obtained from the SEC’s public reference section at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330 or on the SEC website located at http://www.sec.gov.

Our common stock is traded on the Over the Counter Bulletin Board under the symbol “VYHN”.

Information about us is also available at our website at www.vyteris.com; however, the information on our website is not a part of this prospectus.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to incorporate in this prospectus “by reference” information contained in documents that we file with the SEC, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and documents that we file with the SEC after the date of this prospectus will automatically update and, where applicable, modify or supersede any information set forth or incorporated by reference in this prospectus.

We incorporate by reference in this prospectus the documents listed below:

	Our Annual Report on Form 10-KSB for the year ended December 31, 2007.

	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.


Our Current Reports on Form 8-K filed with the SEC on February 22, 2007 (2), March 1, 2007, March 21, 2007, June 6, 2007, June 11, 2007, June 19, 2007, July 20, 2007, July 31, 2007, September 27, 2007, November 13, 2007, January 2, 2008, February 7, 2008, February 20, 2008, March 4, 2008, March 26, 2008, April 18, 2008 and May 12, 2008


Any document that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering (other than any portion of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules). Information in these subsequent SEC filings will be deemed to be incorporated by reference as of the date we make the filing.

You may obtain a copy of the foregoing documents from us at no cost by writing or calling us at the following address and telephone number: Vyteris, Inc., 13-01 Pollitt Drive, Fair Lawn, NJ 07410 (201) 703-2299, attn: Joseph Himy, Chief Financial Officer.

LEGAL MATTERS

       The validity of the common shares being offered hereby has been passed upon for us by Hale Lane Peek Dennison and Howard, 5441 Kietzke Lane, Second Floor, Reno, Nevada 89511.  The validity of the warrants being offered hereby has been passed upon for us by Jolie Kahn, Esq., 61 Broadway, Suite 2820, New York, NY 10006.

EXPERTS

The consolidated financial statements of Vyteris, Inc. appearing in Vyteris, Inc.'s Annual Report (Form 10-KSB) at December 31, 2007 and December 31, 2006 and for each of the years ended December 31, 2007 and December 31, 2006, respectively, have been audited by Amper, Politziner & Mattia P.C., independent registered public accounting firm, as set forth in their report thereon (which contained an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance on such report given the authority of such firm as experts in accounting and auditing.

       The consolidated financial statements of Vyteris Holdings (Nevada), Inc. appearing in Vyteris Holdings (Nevada), Inc.'s Annual Report (Form 10-KSB) at December 31, 2005 and for the year ended December 31, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contained an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance on such report given the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate that the expenses incurred in connection with the distribution described in this registration statement will be as set forth below. We will bear all of such expenses. The selling shareholders will bear any commissions and discounts attributable to sales of the shares being registered hereunder.

SEC registration fee	$5,350
Accounting fees and expenses	$30,000
Legal fees and expenses	$10,000
Miscellaneous	$2,500

Total	$47,850

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada Corporation Code grants to Vyteris the power to indemnify the officers and directors of Vyteris, under certain circumstances and subject to certain conditions and limitations as stated therein, against all expenses and liabilities incurred by or imposed upon them as a result of suits brought against them as such officers and directors if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of Vyteris and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful.

Article IX of the Vyteris articles of incorporation provides as follows:

"To the fullest extent allowed by law, the directors and executive officers of the Corporation shall be entitled to indemnification from the Corporation for acts and omissions taking place in connection with their activities in such capacities."

Under Nevada law, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his or her act or failure to act constituted a breach of fiduciary duty as a director or officer and his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. One of the amendments to the articles of incorporation adopted by Vyteris' stockholders confirms that, in the event that Nevada law were no longer automatically applied to all Nevada corporations, then, to the maximum extent permitted under Nevada law, no director or officer of Vyteris would be personally liable to the corporation or its stockholders for damages as a result of any act or failure to act in his or her capacity as a director or officer.

The registration rights agreement entered into by Vyteris immediately after the consummation of the Vyteris/Vyteris Merger contains provisions pursuant to which each selling stockholder severally agrees to indemnify Vyteris, any person controlling Vyteris within the meaning of Section 15 of the Securities Act of 1933, or Section 20 of the Securities Exchange Act of 1934, each of Vyteris' directors, and each officer of Vyteris who signs this registration statement with respect to information relating to such selling stockholder furnished in writing to Vyteris by or on behalf of such selling stockholder specifically for inclusion in this registration statement.

We also maintain directors' and officers' liability insurance to cover such individuals.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Vyteris pursuant to the foregoing provisions, or otherwise, Vyteris has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this registration statement.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:  paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on 430B:

(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

 Or

(ii)
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act and will be governed by the final adjudication of such issue.

(8)
That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(9)
That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fair Lawn, State of New Jersey, on May 30, 2008.

VYTERIS, INC.
By:	/s/ DONALD FARLEY
Donald Farley
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald Farley his true and lawful attorney-in-fact and agent, with full power of substitution, for him in any and all capacities, to sign this Registration Statement and any amendments hereto, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he might do or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DONALD FARLEY Donald Farley	Executive Chairman and Chairman of the Board of Directors (principal executive officer)	May 30, 2008

/s/ JOSEPH HIMY Joseph Himy	Chief Financial Officer (principal financial and accounting officer)	May 30, 2008

/s/ DAVID DIGIACINTO David DiGiacinto	Director	May 30, 2008

/s/ RUSSELL O. POTTS, PHD Russell O. Potts, PhD	Director	May 30, 2008

/s/ ARTHUR COURBANOU Arthur Courbanou	Director	May 30, 2008

EXHIBIT INDEX

The following exhibits are filed herewith or incorporated by reference as a part of this Registration Statement:

Exhibit
Number	Description

5.1	Opinion of Hale Lane Peek Dennison and Howard, is incorporated by reference to Exhibit 5.1 to the Registrant's Registration Statement on Form S-3 filed with the Commission on December 26, 2007

5.2	Opinion of Jolie Kahn, Esq., is incorporated by reference to Exhibit 5.2 to Amendment No. 1 to the Registrant's Registration Statement on Form S-3 filed with the Commission on December 28, 2007

23.1
Consent of Hale Lane Peek Dennison and Howard (included in Exhibit 5.1), is incorporated by reference to Exhibit 5.1 to the Registrant's Registration Statement on Form S-3 filed with the Commission on December 26, 2007

23.2	Consent of Amper, Politziner & Mattia, P.C.

23.3	Consent of Ernst & Young LLP

23.4	Consent of Jolie Kahn, Esq., is incorporated by reference to Exhibit 5.2 to Amendment No. 1 to the Registrant's Registration Statement on Form S-3 filed with the Commission on December 28, 2007

24.1	Power of Attorney (included within "Signatures" section)